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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

MIDWAY GAMES INC. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
598148 10 4 (CUSIP Number)
Neil D. Nicastro 2704 West Roscoe Street Chicago, Illinois 60618 Telephone: (773) 961-2222 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 16, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(Page 1 of 5 Pages)

CUSIP No. 598148 10 4	13D	Page 2 of 5 Pages

(1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Neil D. Nicastro

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES	(7)	Sole Voting Power 3,206,585
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0-
PERSON WITH
	(9)	Sole Dispositive Power 3,206,585

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by each Reporting Person 3,206,585

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 6.7%

(14)	Type of Reporting Person IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 598148 10 4	13D	Page 3 of 5 Pages

ITEM 1.    SECURITY AND ISSUER.

        The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $.01 par value per share, of Midway Games Inc., a Delaware corporation ("Midway"), which has its principal executive office at 2704 West Roscoe Street, Chicago, IL 60618.

ITEM 2.    IDENTITY AND BACKGROUND.

        This Statement is being filed by Neil D. Nicastro. Mr. Nicastro is the Chairman of the Board of Midway, and his business address is c/o Midway Games Inc., 2704 West Roscoe Street, Chicago, IL 60618.

        During the last five years, Mr. Nicastro has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

        Mr. Nicastro is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Nicastro is filing this Statement to provide current disclosure about his holdings and his rights under his Severance Agreement, although his beneficial ownership has not changed materially since his last amendment to this form was filed. No purchases are being made. See Item 4 below.

ITEM 4.    PURPOSE OF THE TRANSACTION.

        On May 22, 2001, as reported on Amendment No. 1 to this Schedule, Mr. Nicastro purchased 200 shares of 4% Series B Convertible Preferred Stock, stated value $10,000 per share ("Series B Preferred Stock"), together with warrants to purchase 50,000 shares of Midway's common stock and the right to purchase 62.5 additional shares of Series B Preferred Stock, for an aggregate purchase price of $2,000,000. On August 21, 2001, Mr. Nicastro purchased the additional 62.5 shares of Series B Preferred Stock for an aggregate purchase price of $625,000.

        On May 20, 2002, Mr. Nicastro converted the initial 200 shares of Series B Convertible Preferred Stock into 215,513 shares of common stock. On May 16, 2003, Midway redeemed the remaining 62.5 shares of Mr. Nicastro's Series B Preferred Stock.

        Under his Employment Agreement with Midway dated July 1, 1996, as amended, upon the occurrence of specified events, Mr. Nicastro was entitled to receive cash severance payments and delivery of 607,846 shares of Midway common stock in lieu of cash retirement payments (the "Retirement Shares"). On May 6, 2003, Mr. Nicastro entered into a Severance Agreement in connection with the termination of his employment with Midway. Under that agreement, beginning on June 1, 2006, he will receive the Retirement Shares over a three-year period at the rate of 16,884 shares per month and 22 additional shares during the 36th month. In addition, after April 6, 2006

CUSIP No. 598148 10 4	13D	Page 4 of 5 Pages

and prior to May 1, 2006, Mr. Nicastro may convert deferred severance in the amount of $1,963,460 into 599,259 shares of common stock (the "Conversion Shares") at the conversion price of $3.27648 per share.

        In the event that, for any consecutive 30 trading days during the 35 months following the date hereof, the weighted average price of the Company's Common Stock is at least (a) $7.50 per share in the case of the Retirement Shares or (b) $10.00 per share in the case of the Conversion Shares, then Mr. Nicastro shall receive these respective shares within 5 business days. The Severance Agreement is hereby incorporated herein. See Item 7 below.

        Absent any change in personal circumstances, Mr. Nicastro intends to maintain his equity position in Midway and has no plans to effect any of the changes described in Item 4 of Schedule 13D. Mr. Nicastro, however, intends to review on a continuing basis his investment in Midway and may, depending upon an evaluation of his financial planning, upon Midway's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of his position in Midway stock.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        Mr. Nicastro may be deemed the beneficial owner of 3,206,585 shares, or approximately 6.7%, of the issued and outstanding shares of Midway common stock (based on 46,469,310 shares outstanding). 990,421 of these shares are owned outright by Mr. Nicastro. 50,000 of these shares may be purchased by Mr. Nicastro at a price of $9.33 per share under warrants that expire on May 21, 2004. 2,166,164 shares of Midway common stock may be purchased by Mr. Nicastro upon exercise of stock options now vested or vesting within 60 days. Mr. Nicastro has sole voting and dispositive power with respect to all of his shares.

        Inasmuch as Mr. Nicastro does not have the right to receive the Conversion Shares or the Retirement Shares within the next 60 days, under the rules and regulations of the Securities and Exchange Commission, such shares are not included in the figures above as "beneficially owned" by him.

        During the past 60 days, Mr. Nicastro did not effect any transactions in Midway common stock, except that he has entered into the Severance Agreement described above.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        As described above, Midway has granted to Mr. Nicastro options to purchase common stock that are listed in his Section 16 filings with the Securities and Exchange Commission and warrants that are described above. In addition, an agreement affecting the exercise price of such warrants is incorporated by reference as an exhibit hereto. The Severance Agreement between Mr. Nicastro and Midway, described above, provides Mr. Nicastro with rights to delivery of the Retirement Shares and the Conversion Shares, including accelerated delivery under specified circumstances. See Item 7 below.

CUSIP No. 598148 10 4	13D	Page 5 of 5 Pages

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

  1.
  Severance Agreement dated as of the 6th of May, 2003 by and between Midway Games Inc. and Neil D. Nicastro, incorporated by reference to an exhibit to Midway's Current Report on Form 8-K, filed with the Commission on May 7, 2003.

  2.
  Form of Warrants to purchase Midway common stock, issued to Mr. Nicastro and other investors, incorporated by reference to an exhibit to the Midway's Current Report on Form 8-K, filed with the Commission on May 22, 2001.

  3.
  Agreement and Waiver among Midway, Mr. Nicastro and others, incorporated by reference to an exhibit to Midway's Current Report on Form 8-K, filed with the Commission on May 19, 2003.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ NEIL D. NICASTRO Neil D. Nicastro	May 19, 2003

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SIGNATURE